UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL SIGNS ECOLOGICAL AGREEMENT ON REDUCING IMPACT ON WATER RESOURCES

Chelyabinsk, Russia – 17 November 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports signing an agreement on ecological cooperation with Chelyabinsk Region’s Governor Alexey Texler. According to this agreement, Chelyabinsk Metallurgical Plant is due to implement a complex of measures reducing the plant’s impact on water resources and improving waste water cleansing till 2024.

Chelyabinsk Region’s Governor Alexey Texler and Mechel PAO’s Chief Executive Officer Oleg Korzhov signed the agreement.

According to the agreement, Chelyabinsk Metallurgical Plant is due to implement a series of water-control measures. The plant will stop waste water disposal at Kashtak and Pershino discharges, provide new cleansing equipment for the discharges at the pond at Balandino, upgrade recirculating water systems at its chief facilities, increase the use of closed-cycle water to reduce waste disposal, and improve the efficiency of its storm-water drainage system.

“Ecology is not only about clean air, but clean water too. And it is important for all our industrial facilities to remain within the limits of ecological norms. Today we fixed in writing solutions which will, within a few years, bring the discharge of all industrial waste water into the Miass River practically to a halt. Mechel-Coke will completely stop discharging waste water, while Chelyabinsk Metallurgical Plant will dramatically cut down on the discharge as two of the collector ponds will stop emitting waste water into the river completely, while the third one will be fully overhauled and will dramatically reduce its impact on the environment. The discharge will be less than the norms require, with the total volume down 85%. I am grateful to the company for coming to this agreement. This is a major achievement,” Chelyabinsk Region’s Governor Alexey Texler said.

“We expect that the measures outlined in this agreement will help reduce waste water discharge into the Miass River to one-third, with the total investment of approximately 1.5 billion rubles. We will be able to determine exact figures for the reduced impact and investment once the ecological auditing, which is also part of this agreement, is complete and design solutions are developed. We have already began implementing some measures reducing our impact on water resources. For example, this year we began cleaning the collection ponds at Balandino and Kashtak from their benthal deposits. This will help increase the ponds’ usable capacity and improve sedimentation, so that only clean water would reach the Miass River,” Mechel PAO’s Chief Executive Officer Oleg Korzhov said.

Mechel also continues implementing a series of ecological measures outlined in the quadrilateral agreement signed by Mechel, Russia’s Natural Resources Ministry, Federal Supervisory Natural Resources Management Service (Rosprirodnadzor) and Chelyabinsk Region’s government in 2019 in an effort to reduce air emissions. The program is due to be completed in 2024. Investment in the program will total over 10 billion rubles, with waste emissions due to be reduced by 14,200 tonnes a year. The upgrade will involve all key facilities of Chelyabinsk Metallurgical Plant and Mechel-Coke. Some measures are already complete. For example, in March Chelyabinsk Metallurgical Plant launched two key industrial objects after a major overhaul — the blast furnace #4 and oxygen converter #1. Both facilities were practically rebuilt anew, with the converter now equipped with a modern three-stage gas treatment system. The overhaul cost a total of 4.5 million rubles. In 2019-2020, Mechel-Coke reconstructed its coke battery #1 and completed the upgrade of its coke-pitch workshop #4. Other measures are still being implemented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 17, 2020

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